DREYFUS MUNICIPAL BOND INFRASTRUCTURE FUND, INC.
DIVIDEND REINVESTMENT PLAN

The Fund has a dividend reinvestment plan (the "Plan") commonly referred to as an "opt-out" plan. Each holder of shares of the Fund's common stock, $0.001 par value ("Common Shares") who participates in the Plan will have all distributions of dividends and capital gains ("Dividends") automatically reinvested in additional Common Shares by Computershare Trust Company, N.A. as agent (the "Plan Agent"). Shareholders who elect not to participate in the plan will receive all Dividends in cash paid by check mailed directly to the shareholder of record (or if the Common Shares are held in street or other nominee name, then to the nominee) by the Plan Agent, as dividend disbursing agent. Shareholders whose Common Shares are held in the name of a broker or nominee should contact the broker or nominee to determine whether and how they may participate in the Plan.

The Plan Agent serves as agent for the Fund's shareholders in administering the Plan. After the Fund declares a Dividend, the Plan Agent will, as agent for the shareholders, either (i) receive the cash payment and use it to buy Common Shares in the open market, on the New York Stock Exchange or elsewhere, for the participants' accounts or (ii) distribute newly issued Common Shares of the Fund on behalf of the participants.

A.	The Plan Agent will receive cash from the Fund with which to buy Common Shares in the open market if, on the Dividend payment date, the Fund's net asset value ("NAV") per Common Share exceeds the market price per Common Share plus estimated brokerage commissions on that date. The Plan Agent will receive the Dividend in newly issued Common Shares of the Fund if, on the Dividend payment date, the market price per Common Share plus estimated brokerage commissions equals or exceeds the NAV per Common Share of the Fund on that date. The number of Common Shares to be issued will be computed at a per share rate equal to the greater of (i) the NAV or (ii) 95% of the closing market price per Common Share on the Dividend payment date.

B.	If the market price per Common Share is less than the NAV per Common Share on a Dividend payment date, the Plan Agent will have until the last business day before the next ex-Dividend date for the Common Shares, but in no event more than 30 days after the Dividend payment date (as the case may be, the "Purchase Period"), to invest the Dividend amount in Common Shares acquired in open market purchases. If, at the close of business on any day during the Purchase Period on which the Fund's NAV is calculated, the Fund's NAV on the Dividend payment date equals or is less than the market price per Common Share plus estimated brokerage commissions, the Plan Agent will cease making open market purchases and the uninvested portion of such Dividends shall be filled through the issuance by the Fund of new Common Shares at the price set forth in paragraph A above.

Participants in the Plan may withdraw from the Plan upon notice to the Plan Agent. Such withdrawal will be effective immediately if received not less than ten days prior to a Dividend record date; otherwise, it will be effective for all subsequent Dividends. When a participant withdraws from the Plan or the Plan is terminated, such participant will receive whole Common Shares in his or her account under the Plan and will receive a cash payment for any fraction of a Common Share credited to such account. If any participant elects to have the Plan Agent sell all or part of his or her Common Shares and remit the proceeds, the Plan Agent is authorized to deduct a $15.00 fee plus $0.10 per share brokerage commissions.

The Plan Agent's fees for the handling of reinvestment of Dividends will be paid by the Fund. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent's open market purchases in connection with the reinvestment of Dividends. The automatic reinvestment of Dividends will not relieve participants of any income tax that may be payable or required to be withheld on such Dividends.

The Fund reserves the right to amend or terminate the Plan. All correspondence concerning the Plan should be directed to the Plan Agent at 1-855-866-0953.

Approved: March 7, 2013